Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252868

PROSPECTUS SUPPLEMENT NO. 7

(to prospectus dated March 18, 2021)

SKILLZ INC.

Up to 38,616,576 Shares of Class A Common Stock
Up to 5,016,666 Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 18, 2021 (and as may be further supplemented or amended from time to time, the “Prospectus”), with the information contained in our Quarterly Report on Form 10-Q (the “Quarterly Report”), which we have filed with the Securities and Exchange Commission on August 9, 2021. Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to: (a) the issuance by us of up to an aggregate of up to 22,266,643 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), which consists of (i) up to 5,016,666 shares of Class A common stock that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the IPO (as defined below) of Flying Eagle Acquisition Corp., a Delaware corporation (“FEAC”), at an exercise price of $11.50 per share of Class A common stock, and (ii) up to 17,249,977 shares of Class A common stock that are issuable upon the exercise of 17,249,977 warrants issued in connection with the IPO (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”) and (b) the resale from time to time by the Selling Securityholders named in this prospectus (the “Selling Securityholders”) of (i) 5,016,666 Private Placement Warrants, (ii) up to 5,016,666 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants, (iii) 6,350,203 shares of Class A common stock held by the Sponsor and certain of its transferees (the “Sponsor Shares”) and (iv) 9,999,730 shares of Class A common stock (including 1,427,112 shares of Class A common stock issuable upon conversion of Class B common stock, par value $0.0001 per share ) that were released from escrow on March 5, 2021 based upon the achievement of certain stock price targets (the “Earnout Shares”).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is traded on the New York Stock Exchange under the symbol “SKLZ.” On August 9, 2021, the closing price of our Class A common stock was $12.42 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 6 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 10, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   ______to______

Commission file number: 001-39243

SKILLZ INC.

(Exact name of registrant as specified in its charter)

Delaware	46-2682070
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

PO Box 445 San Francisco, California	94104
(Address of Principal Executive Offices)	(Zip Code)

(415) 762-0511

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SKLZ	New York Stock Exchange
Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50 per share	SKLZ.WS	New York Stock Exchange

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).     Yes ☐   No  ☒

As of July 30, 2021, the registrant had outstanding 334,387,219 shares of Class A common stock and 68,601,268 shares of Class B common stock.

SKILLZ INC.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, about Skillz Inc. (“we,” “us,” “our.” or the “Company”) and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this report, including statements regarding guidance, our future results of operations or financial condition, business strategy and plans, user growth and engagement, product initiatives, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “going to,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these words or other similar terms or expressions. We caution you that the foregoing may not include all of the forward-looking statements made in this report.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Quarterly Report on Form 10-Q primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. These forward-looking statements are subject to risks, uncertainties, and other factors described in Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020, as amended, as supplemented by our other Securities and Exchange Commission filings, including among other things:

•	Our rapid growth may not be sustainable and depends on our ability to attract and retain end-users.

•	Our business could be harmed if we fail to manage our growth effectively.

•	We have a history of losses and we may be unable to achieve profitability.

•	We rely on our third-party developer partners to continue to offer a competitive experience in existing and new games on our platform.

•	A limited number of games account for a substantial portion of our revenue.

•	We rely on third-party service providers including cloud computing services, payment processors, and infrastructure service providers, and if we cannot manage our relationships with such providers or lose access to such services, our business, financial condition, results of operations and prospects could be adversely affected.

•	Failure to maintain our brand and reputation could harm our business, financial condition and results of operations.

•	The broader entertainment industry is highly competitive and our existing and potential users may be attracted to competing forms of entertainment.

•	Our business is subject to a variety of U.S. and foreign laws, which are subject to change and could adversely affect our business.

•	Failure to obtain, maintain, protect or enforce our intellectual property rights could harm our business, results of operations and financial condition.

•	Economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations.

•	The occurrence of a data breach or other failure of our cybersecurity.

•	Failure to properly contain COVID-19 or another global pandemic in a timely manner could materially affect how we and our business partners are operating.

•	Exercise of our outstanding warrants would result in dilution to our stockholders.

•	The valuation of our warrants could increase the volatility in our net loss.

These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Forward-looking statements made in this Quarterly Report on Form 10-Q speak only as of the date on which such statements are made, and we undertake no obligation to update them in light of new information or future events, except as required by law.

You should carefully consider the above factors, as well as the factors discussed in other risks described in Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2020, as amended, as supplemented by our other Securities and Exchange Commission filings. The factors identified above should not be construed as an exhaustive list of factors that could affect our future results and should be read in conjunction with the other cautionary statements that are included in this Quarterly Report. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. If any of these trends, risks or uncertainties actually occurs or continues, our business, revenue and financial results could be harmed, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

PART I

ITEM 1. FINANCIAL STATEMENTS

SKILLZ INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, in thousands, except for number of shares and par value per share amounts)

	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$692,778	$262,728
Warrant exercise receivable	1,185	—
Prepaid expenses and other current assets	14,608	10,491
Total current assets	708,571	273,219
Property and equipment, net	5,701	5,292
Other long-term assets	6,186	3,910
Total assets	$720,458	$282,421
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$11,071	$22,039
Accrued professional fees	725	5,699
Short-term common stock warrant liabilities	77,607	—
Other current liabilities	35,531	19,618
Total current liabilities	124,934	47,356
Long-term common stock warrant liabilities	60,688	178,232
Other long-term liabilities	24	46
Total liabilities	185,646	225,634
Commitments and contingencies (Note 6)
Stockholders’ equity:
Preferred stock $0.0001 par value; 10 million shares authorized — 0 issued and outstanding as of June 30, 2021 and December 31, 2020	—	—
Common stock $0.0001 par value; 625 million shares authorized; Class A common stock – 500 million shares authorized; 328 million and 292 million shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively; Class B common stock – 125 million shares authorized; 69 million and 78 million shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	39	37
Additional paid-in capital	906,275	295,065
Accumulated deficit	(371,502)	(238,315)
Total stockholders’ equity	534,812	56,787
Total liabilities and stockholders’ equity	$720,458	$282,421

See accompanying Notes to the Condensed Consolidated Financial Statements.

SKILLZ INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS(1)

(Unaudited, in thousands, except for number of shares and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	$89,491	$58,878	$173,168	$102,437
Costs and expenses:
Cost of revenue	4,386	2,937	8,642	5,704
Research and development	10,140	4,518	17,422	8,884
Sales and marketing	99,523	52,369	195,846	99,194
General and administrative	25,432	11,642	52,716	16,475
Total costs and expenses	139,481	71,466	274,626	130,257
Loss from operations	(49,990)	(12,588)	(101,458)	(27,820)
Interest expense, net	(25)	(957)	(49)	(1,273)
Change in fair value of common stock warrant liabilities	(29,595)	—	(31,703)	—
Other income (expense), net	80	(6,584)	130	(6,533)
Loss before income taxes	(79,530)	(20,129)	(133,080)	(35,626)
Provision for income taxes	65	28	107	53
Net loss	$(79,595)	$(20,157)	$(133,187)	$(35,679)
Net loss per share attributable to common stockholders – basic and diluted	$(0.21)	$(0.07)	$(0.36)	$(0.13)
Weighted average common shares outstanding – basic and diluted	385,945,332	289,823,175	371,519,800	284,054,689

(1) Retroactively restated for the reverse recapitalization as described in Notes 1 and 3.

See accompanying Notes to the Condensed Consolidated Financial Statements.

SKILLZ INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY(1)

(Unaudited, in thousands, except for number of shares)

	Preferred stock		Common stock		Additional	Accumulated	Total
	Shares	Amount	Shares	Amount	paid-in capital	deficit	stockholders’ equity
Balance at December 31, 2019	—	$—	286,074,923	$29	$108,892	$(90,256)	$18,665
Issuance of common stock upon exercise of stock options	—	—	829,348	—	241	—	241
Stock-based compensation	—	—	—	—	357	—	357
Net loss	—	—	—	—	—	(15,522)	(15,522)
Balance at March 31, 2020	—	—	286,904,271	29	109,490	(105,778)	3,741
Issuance of redeemable convertible Series E preferred stock	—	—	15,091,869	2	64,877	—	64,879
Issuance of common stock upon exercise of stock options	—	—	1,029,833	—	130	—	130
Issuance of common stock upon exercise of stock options with promissory note	—	—	12,700,357	1	—	—	1
Repurchase of common stock	—	—	(270,599)	—	—	(543)	(543)
Stock-based compensation	—	—	—	—	5,546	—	5,546
Net loss	—	—	—	—	—	(20,157)	(20,157)
Balance at June 30, 2020	—	$—	315,455,731	$32	$180,043	$(126,478)	$53,597

Balance at December 31, 2020	—	$—	369,797,524	$37	$295,065	$(238,315)	$56,787
Issuance of common stock upon exercise of stock options	—	—	268,426	—	12	—	12
Issuance of common stock upon exercise of warrants and other, net	—	—	8,741,863	—	172,519	—	172,519
Net cash contributions from follow-on offering	—	—	17,000,000	2	402,238	—	402,240
Stock-based compensation	—	—	—	—	10,945	—	10,945
Net loss	—	—	—	—	—	(53,592)	(53,592)
Balance at March 31, 2021	—	—	395,807,813	39	880,779	(291,907)	588,911
Issuance of common stock upon exercise of stock options	—	—	235,054	—	97	—	97
Issuance of common stock upon exercise of warrants and other, net	—	—	628,576	—	9,625	—	9,625
Stock-based compensation	—	—	—	—	15,774	—	15,774
Net loss	—	—	—	—	—	(79,595)	(79,595)
Balance at June 30, 2021	—	$—	396,671,443	$39	$906,275	$(371,502)	$534,812

(1) Retroactively restated for the reverse recapitalization as described in Notes 1 and 3.

See accompanying Notes to the Condensed Consolidated Financial Statements.

SKILLZ INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Six Months Ended June 30,
	2021	2020
Operating Activities
Net loss	$(133,187)	$(35,679)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,102	635
Stock-based compensation	26,719	5,903
Accretion of unamortized discount and amortization of issuance costs	19	539
Fair value adjustment of derivatives	—	6,589
Impairment charges	—	3,395
Change in fair value of common stock warrant liabilities	31,703	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(4,417)	(3,024)
Accounts payable	(2,701)	3,737
Accrued professional fees	(119)	–
Other liabilities	15,891	8,589
Net cash used in operating activities	(64,990)	(9,316)
Investing Activities
Purchases of property and equipment, including internal-use software	(1,508)	(1,875)
Investment in non-marketable equity securities	(2,000)	—
Net cash used in investing activities	(3,508)	(1,875)
Financing Activities
Payments for debt issuance costs	—	(201)
Payments under debt agreements	—	(10,000)
Proceeds from issuance of common stock in follow-on offering, net of underwriting commissions, and offering costs	402,139	—
Payments made towards offering costs	(13,221)	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	64,877
Proceeds from exercise of stock options and issuance of common stock	109	371
Proceeds from exercise of common stock warrants	109,521	—
Payments made to repurchase common stock	—	(543)
Net cash provided by financing activities	498,548	54,504
Net change in cash, cash equivalents and restricted cash	430,050	43,313
Cash, cash equivalents and restricted cash – beginning of year	265,648	28,548
Cash, cash equivalents and restricted cash – end of year	$695,698	$71,861
Supplemental cash flow data:
Cash paid during the period for:
Interest	$30	$785
Noncash investing and financing activities:
Deferred offering costs in accounts payable and accrued liabilities	$725	$—
Warrant exercise receivable	$1,185	$—
Warrant liability reclassified to additional paid-in capital	$71,640	$—

See accompanying Notes to the Condensed Consolidated Financial Statements.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

1. Description of the Business and Basis of Presentation

Business

Skillz is a mobile eSports platform, driving the future of entertainment by accelerating the convergence of sports, video games and media. The Company’s principal activities are to develop and support a proprietary online-hosted technology platform that enables independent game developers to host tournaments and provide competitive gaming activity (“Competitions”) to end-users worldwide.

The Company was originally incorporated in Delaware on March 2, 2020 as a special purpose acquisition company under the name Flying Eagle Acquisition Corp. (“FEAC”) for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving FEAC and one or more businesses. On December 16, 2020 (the “Closing”), the Company consummated the merger agreement (the “Merger Agreement”) dated September 1, 2020, by and among, FEAC, Merger Sub Inc., a Delaware corporation (“Merger Sub”), Skillz Inc., a Delaware corporation (“Old Skillz”) and Andrew Paradise (the “Founder”), solely in his capacity as the representative of the stockholders of Old Skillz.

Pursuant to the terms of the Merger Agreement, a business combination between FEAC and Old Skillz was effected through the merger of Merger Sub with and into Old Skillz, with Old Skillz surviving as the surviving company and a wholly-owned subsidiary of FEAC (the “Merger” and collectively with the other transaction described in the Merger Agreement, the “Business Combination”). On the closing date of the Business Combination, FEAC changed its name to Skillz Inc. (the “Company” or “Skillz”) and Old Skillz changed its name to Skillz Platform Inc. The Company’s common stock is now listed on the NYSE under the symbol “SKLZ” and warrants to purchase the common stock at an exercise price of $11.50 per share are listed on the NYSE under the symbol “SKLZ.WS.”

Skillz Platform Inc. was originally formed as Professional Gaming, LLC on March 28, 2012, changed its name to Lookout Gaming, LLC on May 18, 2012, and to Skillz LLC on January 31, 2013, before converting to a Delaware corporation with the name Skillz Inc. on April 29, 2013.

Basis of Presentation

The Company’s condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

Pursuant to the Merger Agreement, the merger between Merger Sub and Old Skillz was accounted for as a reverse recapitalization in accordance with U.S. GAAP (the “Reverse Recapitalization”). Under this method of accounting, FEAC was treated as the “acquired” company and Old Skillz is treated as the acquirer for financial reporting purposes.

Accordingly, for accounting purposes, the Reverse Recapitalization was treated as the equivalent of Old Skillz issuing stock for the net assets of FEAC, accompanied by a recapitalization. The net assets of FEAC are stated at historical cost, with no goodwill or other intangible assets recorded.

Old Skillz was determined to be the accounting acquirer based on the following predominant factors:

•	Old Skillz’s existing stockholders have the greatest voting interest in the Company;

•	The largest individual minority stockholder in the Company is an existing stockholder of Old Skillz;

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

•	Old Skillz’s directors represented the majority of the new board of directors of the Company;

•	Old Skillz’s senior management is the senior management of the Company; and

•	Old Skillz is the larger entity based on historical revenue and has the larger employee base.

The consolidated assets, liabilities and results of operations prior to the Reverse Recapitalization are those of Old Skillz. The shares and corresponding capital amounts and losses per share, prior to the Reverse Recapitalization, have been retroactively restated based on shares reflecting the exchange ratio of 0.7471 established in the Business Combination.

Unaudited Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and in accordance with the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements reflect all normal and recurring adjustments that are, in the opinion of the Company’s management, necessary for the fair presentation of the results of operations for the interim periods. Operating results for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, as filed with the SEC on May 13, 2021.

Comprehensive Loss

Through June 30, 2021, there are no components of comprehensive loss which are not included in net loss; therefore, a separate statement of comprehensive loss has not been presented.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Estimates are used in several areas including, but not limited to, stock-based compensation and valuation of Public and Private Common Stock Warrants. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities. Actual results could differ materially from these estimates.

Revenue Recognition

The Company generates substantially all its revenues by providing a service to the game developers aimed at improving the monetization of their game content. The monetization service provided by Skillz allows developers to offer multi-player competition to their end-users which increases end-user retention and engagement. Skillz provides developers with a software development kit (“SDK”) that they can download and integrate with their existing games. The SDK serves as a data interface between Skillz and the game developers that enables Skillz to provide monetization services to the developer.

The Company recognizes revenue for its services in accordance with the FASB Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”).

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

Revenues from Contracts with Customers

The Company applies the five-step model to achieve the core principle of ASC 606. The Company determined that its customer in the provision of its technology platform and services is the game developer. The Company’s ordinary activities consist of providing game developers services through access to its technology platform using the Skillz SDK. The SDK acts as an application programming interface enabling communication of data between Skillz and the game developers, which when integrated with the developer’s game content, facilitates end-user registration into Competitions, managing and hosting end-user Competition accounts, matching players of similar skill levels, collecting end-user entry fees, distributing end-user prizes, resolving end-user disputes pertaining to their participation in Competitions, and running third-party marketing campaigns (“Monetization Services”).

The Company provides Monetization Services to game developers enabling them to offer competitive games to their end-users. These activities are not distinct from each other as the Company provides an integrated service enabling the game developers to provide the competitive game service to the end-users, and as a result, they do not represent separate performance obligations. The Company is entitled to a revenue share based on total entry fees for paid Competitions, regardless of how they are paid, net of end-user prizes (i.e., winnings from the Competitions) and other costs to provide the Monetization Services. The game developers’ revenue share, however, is calculated solely based upon entry fees paid by net cash deposits received from end-users. End-user incentives are not paid for by game developers. In addition, the Company reduces revenue for end-user incentives which are treated as a reduction of revenue.

The Company collects the entry fees and related charges from end-users on behalf of game developers using the end-user’s pre-authorized credit card or PayPal account and withholds its fees before making the remaining disbursement to the game developer; thus, the game developer’s ability and intent to pay is not subject to significant judgment.

Revenue is recognized at the time the performance obligation is satisfied by transferring control of the promised service in an amount that reflects the consideration that the Company expects to receive in exchange for the Monetization Services. The Company recognizes revenue upon completion of a game, which is when its performance obligation to the game developer is satisfied. The Company does not have contract assets or contract liabilities as the payment of the transaction price is concurrent with the fulfillment of the services. At the time of game completion, the Company has the right to receive payment for the services rendered. The Company’s agreements with game developers can generally be terminated for convenience by either party upon thirty days prior written notice, and in certain of our larger developer agreements, the developer, if required by the Company, must continue to make its games available on the platform for a period of up to twelve months. As the Company is able to terminate the developer agreements at its convenience, the Company has concluded the contract term for revenue recognition does not extend beyond the contractual notification period. The Company does not have any transaction price allocated to performance obligations that are unsatisfied (or partially satisfied) as of June 30, 2021 and 2020.

Games provided by two developer partners accounted for 42% and 40% of the Company’s revenue in the three months ended June 30, 2021 and 61% and 28% of the Company’s revenue in the three months ended June 30, 2020. Games provided by two developer partners accounted for 42% and 40% of the Company’s revenue in the six months ended June 30, 2021 and 66% and 21% of the Company’s revenue in the six months ended June 30, 2020. In the three and six months ended June 30, 2021 and 2020, the Company generated less than 10% of its revenue from users outside of North America.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

End-User Incentive Programs

To drive traffic to the platform, the Company provides promotions and incentives to end-users in various forms. Evaluating whether a promotion or incentive is a payment to a customer may require significant judgment. Promotions and incentives which are consideration payable to a customer are recognized as a reduction of revenue at the later of when revenue is recognized or when the Company pays or promises to pay the incentive. Promotions and incentives recorded as sales and marketing expense are recognized when the related cost is incurred by the Company. In either case, the promotions and incentives are recognized when they are used by end-users to enter into a paid Competition.

•	Marketing promotions and discounts accounted for as a reduction of revenue. These promotions are typically pricing actions in the form of discounts that reduce the end-user entry fees and are offered on behalf of the game developers. Although not required based on the Company’s agreement with its developers, the Company considers that the game developers have a valid expectation that certain incentives will be offered to end-users. The determination of a valid expectation is based on the evaluation of all information reasonably available to the game developers regarding the Company’s customary business practices, published policies and specific statements.

An example of an incentive for which the game developer has a valid expectation is Ticketz, which are a virtual currency earned for every Competition played based on the amount of the entry fee (“Ticketz”). Ticketz can be redeemed for prizes, including bonus cash prizes, a promotional incentive that cannot be withdrawn and can only be used by end-users to enter into paid entry fee contests (“Bonus Cash”). Another example is initial deposit Bonus Cash which is a promotional incentive that can be earned in fixed amounts when an end-user makes an initial deposit on the Skillz platform. Bonus Cash can only be used by end-users to enter into future paid entry fee Competitions and cannot be withdrawn by end-users.

For the three months ended June 30, 2021 and 2020, the Company recognized a reduction of revenue of $18.7 million and $13.6 million, respectively, related to these end-user incentives. For the six months ended June 30, 2021 and 2020, the Company recognized a reduction of revenue of $36.2 million and $23.6 million, respectively, related to these end-user incentives.

•	Marketing promotions accounted for as sales and marketing expense. When the Company concludes that the game developers do not have a valid expectation that the incentive will be offered, the Company records the related cost as sales and marketing expense. The Company’s assessment is based on an evaluation of all information reasonably available to the game developers regarding the Company’s customary business practices, published policies and specific statements. These promotions are offered to end-users to draw, re-engage, or generally increase end-users’ use of the Company’s platform.

An example of this type of incentive is limited-time Bonus Cash offers, which are targeted to specific end-users, typically those who deposit more frequently or have not made a deposit recently, via email or in-app promotions. The Company targets groups of end-users differently, offering specific promotions it thinks will best stimulate engagement. Similar to Bonus Cash earned from a redemption of Ticketz or an initial deposit, limited-time Bonus Cash can only be used by end-users to enter into future paid entry fee competitions and cannot be withdrawn by end-users. The Company also hosts engagement marketing leagues run over a period of days or weeks, which award league prizes in the form of cash or luxury goods to end-users with the most medals at the end of the league. End-users accumulate medals by winning Skillz enabled paid entry fee Competitions. Skillz determines whether or not to run a league, what prizes should be awarded, over what time period the league should run, and to which end-users the prizes should be paid, all at its discretion. The league parameters vary from one league to the next and are not reasonably known to the game developers. League prizes in the form of cash can be withdrawn or used by end-users to enter into future paid entry fee Competitions.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

For the three months ended June 30, 2021 and 2020, the Company recognized sales and marketing expense of $42.0 million and $21.5 million, respectively, related to these end-user incentives. For the six months ended June 30, 2021 and 2020, the Company recognized sales and marketing expense of $75.3 million and $37.2 million, respectively, related to these end-user incentives.

Refunds

From time to time, the Company issues credits or refunds to end-users that are unsatisfied by the level of service provided by the game developer. There is no contractual obligation for the Company to refund such end-users nor is there a valid expectation by the game developers for the Company to issue such credits or refunds to end-users on their behalf. The Company accounts for credits or refunds, which are not recoverable from the game developer, as sales and marketing expenses when incurred.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash and money market funds with maturities of three months or less when purchased.

Restricted cash maintained under an agreement that legally restricts the use of such funds is not included within cash and cash equivalents and is reported within other long-term assets. Restricted cash is comprised of $2.9 million which is pledged in the form of a letter of credit for the Company’s new headquarters in San Francisco.

A reconciliation of the Company’s cash and cash equivalents in the Condensed Consolidated Balance Sheet to cash, cash equivalents and restricted cash in the Condensed Consolidated Statement of Cash Flows is as follows:

	June 30,	December 31,
	2021	2020
Cash and cash equivalents	$692,778	$262,728
Restricted cash included in other long-term assets	2,920	2,920
Cash, cash equivalents and restricted cash	$695,698	$265,648

Fair Value Measurement

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the condensed consolidated financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

•	Level 3 — Unobservable inputs reflecting management’s estimate of assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Investment in Non-Marketable Equity Securities

The Company has elected to measure its investments in non-marketable equity securities at cost, with remeasurements to fair value only upon the occurrence of observable price changes in orderly transactions for the identical or similar securities of the same issuer, or in the event of any impairment. This election is reassessed each reporting period to determine whether non-marketable equity securities have a readily determinable fair value, in which case they would no longer be eligible for this election. The Company evaluates its non-marketable equity securities for impairment at each reporting period based on a qualitative assessment that considers various potential impairment indicators. Impairment indicators might include, but would not necessarily be limited to, a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, a significant adverse change in the regulatory, economic, or technological environment of the investee, a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar securities for an amount less than the carrying amount of the investments in those securities. If an impairment exists, a loss is recognized in the consolidated statements of operations for the amount by which the carrying value exceeds the fair value of the investment. Gains and losses resulting from the remeasurement of non-marketable equity securities, including impairment, are recorded through other income (expense), net in the consolidated statement of operations. The Company includes investments in non-marketable equity securities within other long-term assets on the consolidated balance sheets.

Advertising and Promotional Expense

Advertising and promotional expenses are included in sales and marketing expenses within the statements of operations and are expensed when incurred, not including marketing promotions related to the Company’s end-user incentive programs. Advertising expenses were $47.1 million and $25.6 million during the three months ended June 30, 2021 and 2020, respectively, and $101.6 million and $52.6 million during the six months ended June 30, 2021 and 2020, respectively.

Redeemable Convertible Preferred Stock

Prior to the Business Combination, preferred stock that was redeemable at a fixed or determinable price on a fixed or determinable date, at the option of the holder, or upon the occurrence of an event that is not solely within the control of the Company was classified outside of permanent equity. Convertible preferred stock that was probable of becoming redeemable in the future was recorded at its maximum redemption amount at each balance sheet date, with adjustments to the redemption amount recorded through equity.

All redeemable convertible preferred stock previously classified outside of permanent equity was retroactively adjusted, converted into common stock, and reclassified to permanent equity as a result of the Business Combination. Additionally, changes to the redemption values of the redeemable convertible preferred stock were eliminated as a result of the retroactive adjustment. The Company recorded changes to the redemption value of its redeemable convertible preferred stock of $409.5 million in the year-to-date period ended June 30, 2020. The changes to the redemption values of the redeemable convertible preferred stock were previously accounted for as adjustments to net loss available to common stockholders for each of the respective periods ended. For further details regarding the accounting for the Business Combination, see Note 3.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

Public and Private Common Stock Warrant Liabilities

As part of FEAC’s initial public offering, FEAC issued to third party investors 69.0 million units, consisting of one share of Class A common stock of FEAC and one-fourth of one warrant, at a price of $10.00 per unit. Each whole warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of FEAC’s initial public offering, FEAC completed the private sale of 10,033,333 warrants to FEAC’s sponsor at a purchase price of $1.50 per warrant (the “Private Warrants”). In connection with the Business Combination, FEAC’s sponsor agreed to forfeit 5,016,666 Private Warrants. Each Private Warrant allows the sponsor to purchase one share of Class A common stock at $11.50 per share. Subsequent to the Business Combination, 7,623,436 Public Warrants and 5,016,666 Private Warrants remained outstanding as of June 30, 2021.

The Private Warrants and the shares of common stock issuable upon the exercise of the Private Warrants are not transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants are exercisable for cash or on a cashless basis, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Company evaluated the Public and Private Common Stock Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, (“ASC 815-40”), and concluded that they do not meet the criteria to be classified in stockholders’ equity. Specifically, the exercise of the Public and Private Common Stock Warrants may be settled in cash upon the occurrence of a tender offer or exchange that involves 50% or more of the Company’s Class A stockholders. As there are two classes of common stock, not all of the stockholders need to participate in such tender offer or exchange to trigger the potential cash settlement and the Company does not control the occurrence of such an event, the Company concluded that the Public Warrants and Private Warrants do not meet the conditions to be classified in equity. Since the Public and Private Common Stock Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value, with subsequent changes in their respective fair values recognized in the consolidated statement of operations at each reporting date. Because the Public Warrants were publicly traded and thus had an observable market price in an active market, they were valued based on their trading price as of each reporting date.

The Private Warrants were valued using the Black-Scholes-Merton Option (“BSM”) pricing model that is based on the individual characteristics of the warrants on the valuation date, which include the Company’s stock price and assumptions for expected volatility, expected life and risk-free interest rate, as well as the present value of the minimum cash payment component of the instrument for the warrants, when applicable. Changes in the assumptions used could have a material impact on the resulting fair value of each warrant. The primary inputs affecting the value of the warrant liability are the Company’s stock price and volatility in the Company's stock price, as well as assumptions about the probability and timing of certain events, such as a change in control or future equity offerings. Increases in the fair value of the underlying stock or increases in the volatility of the stock price generally result in a corresponding increase in the fair value of the warrant liability; conversely, decreases in the fair value of the underlying stock or decreases in the volatility of the stock price generally result in a corresponding decrease in the fair value of the warrant liability.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including its long-term debt, preferred stock and stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. Bifurcated embedded derivatives and freestanding derivative financial instruments that are classified as assets or liabilities are recognized at fair value with changes in fair value recognized as a component of Other income (expense), net in the Statements of Operations. Bifurcated embedded derivatives and freestanding derivative financial instruments are classified within as Other long-term assets and Other current liabilities in the Company’s Consolidated Balance Sheets.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards based on estimated grant-date fair values recognized over the requisite service period. For awards that vest solely based on a service condition, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period. The compensation expense related to awards with performance conditions is recognized over the requisite service period when the performance conditions are probable of being achieved. The compensation expense related to awards with market conditions is recognized on an accelerated attribution basis over the requisite service period and is not reversed if the market condition is not satisfied. See Note 9 for more information. The Company accounts for forfeitures as they occur. Stock-based awards granted to employees are primarily stock options.

The fair value of stock options that vest solely based on a service condition is determined by the BSM pricing model on the date of grant. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the BSM model, including the deemed fair value of common stock, expected term, expected volatility, risk-free interest rate, and dividend yield. These judgments are made as follows:

•	Fair value of common stock —Subsequent to the Business Combination, the fair value of the Company’s common stock is based on the closing market price on the date of grant. Prior to the Business Combination, the absence of an active market for the Company’s common stock required the Company to estimate the fair value of common stock for purposes of granting stock options and for determining stock-based compensation expense for the periods presented.

The Company considered numerous factors in assessing the fair value of common stock prior to the Business Combination, including:

•	The results of contemporaneous unrelated third-party valuations of the Company’s common stock

•	The prices of the recent redeemable convertible preferred stock sales by the Company to investors

•	The rights, preferences, and privileges of preferred stock relative to those of common stock

•	Market multiples of comparable public companies in the industry as indicated by their market capitalization and guideline merger and acquisition transactions

•	The Company’s performance and market position relative to competitors, which may change from time to time

•	The Company’s historical financial results and estimated trends and prospects for the Company’s future performance

•	The economic and competitive environment

•	The financial condition, results of operations, and capital resources

•	The industry outlook

•	The valuation of comparable companies

•	The likelihood and timeline of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions

•	Any adjustments necessary to recognize a lack of marketability for the Company’s common stock

•	Precedent sales of or offers to purchase the Company’s capital stock

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

•	Expected term — The Company determines the expected term based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

•	Expected volatility — Given the limited market trading history prior to the Business Combination and no public market for the Company’s shares prior to the Business Combination, the expected volatility rate is based on an average historical stock price volatility of comparable publicly-traded companies in the industry group.

•	Risk-free interest rate — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

•	Expected dividend yield — The Company has not paid and does not expect to pay dividends. Consequently, the Company uses an expected dividend yield of zero.

For awards with market conditions, the Company determines the grant date fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, expected term, risk-free interest rates, expected date of a qualifying event, and expected capital raise percentage. Given the limited market trading history subsequent to the Business Combination and no public market for the Company’s shares prior to the Business Combination, the Company estimates the volatility of common stock on the date of grant based on the weighted average historical stock price volatility of comparable publicly-traded companies in its industry group. The Company estimates the expected term based on various exercise scenarios, as these awards are not considered “plain vanilla.” The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimates the expected date of a qualifying event and the expected capital raise percentage based on management’s expectations at the time of measurement of the award’s value.

Recently Issued Accounting Pronouncements Not Yet Adopted

As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act until such time as the Company is no longer considered to be an EGC. Effective as of December 31, 2021, the Company is expected to become a large accelerated filer and is expected to cease to be an EGC. As a result, the Company will no longer be able to use the extended transition period for complying with new or revised accounting standards.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

In January 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323 and Topic 815. ASU 2020-01 clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the fair value measurement alternative. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The amendments should be applied prospectively. Under a prospective transition, an entity should apply the amendments at the beginning of the interim period that includes the adoption date. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The ASU is effective for public companies, excluding entities eligible to be smaller reporting companies, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020 and adoption must be as of the beginning of the Company’s fiscal year. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The implementation costs incurred in a hosting arrangement that is a service contract should be presented as a prepaid asset in the balance sheet and expensed over the term of the hosting arrangement to the same line item in the statement of operations as the costs related to the hosting fees. For public business entities, this standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, this standard is effective for fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted for all entities, including adoption in any interim period. The amendments should be applied either retrospectively or prospectively to all implementation costs incurred after adoption. The Company will be required to adopt this standard in its annual period ending December 31, 2021 and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 (Topic 326), Financial Instruments — Credit Losses. ASU 2016-13 changes how to recognize expected credit losses on financial assets. The standard requires more timely recognition of credit losses on loans and other financial assets and also provides additional transparency about credit risk. The current credit loss standard generally requires that a loss actually be incurred before it is recognized, while the new standard will require recognition of full lifetime expected losses upon initial recognition of the financial instrument. Originally, ASU 2016-13 was effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. An entity should apply the standard by recording a cumulative effect adjustment to retained earnings upon adoption. In November 2019, FASB issued ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). This ASU defers the effective date of ASU 2016-13 for non-public companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2016-13 on its consolidated financial statements for future periods and has not elected early adoption.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

In February 2016, the FASB issued ASU 2016-02 (Topic 842), Leases, and issued subsequent amendments to the initial guidance or implementation guidance including ASU 2017-13, 2018-01, 2018-10, 2018-11, 2018-20 and 2019-01 (collectively, including ASU 2016-02, “ASC 842”), which supersedes the guidance in topic ASC 840, Leases. The new standard requires lessees to classify leases as either finance or operating based on whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether related expenses are recognized based on the effective interest method or on a straight-line basis over the term of the lease. For any leases with a term of greater than 12 months, ASU 2016-02 requires lessees to recognize a lease liability for the obligation to make the lease payments arising from a lease, and a right-of-use asset for the right to use the underlying asset for the lease term. An election can be made to account for leases with a term of 12 months or less similar to existing guidance for operating leases under ASC 840. The new standard will also require new disclosures, including qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. For non-public entities, ASU No. 2016-02 is effective for financial statements issued for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is in the initial stage of its assessment of the new standard and is currently evaluating the quantitative impact of adoption, and the related disclosure requirements. The Company expects that the adoption will result in the recognition of right-of-use assets and lease liabilities that were not previously recognized, which will increase total assets and liabilities on the Company’s balance sheet. The Company does not expect the adoption of Topic 842 to have a material impact to the statements of operations or to have any impact on its cash flows from operating, investing, or financing activities.

3. Business Combination

As discussed in Note 1, on December 16, 2020, the Company consummated the Merger Agreement dated September 1, 2020, with Old Skillz surviving the merger as a wholly owned subsidiary of the Company.

Shares of Old Skillz common stock issued and outstanding were canceled and converted into the right to receive 0.7471 shares (the "Exchange Ratio") of common stock. Unless otherwise stated, the Exchange Ratio was applied to the number of shares and share prices of Old Skillz throughout these consolidated financial statements.

At the effective time of the Business Combination (the “Effective Time”), and subject to the terms and conditions of the Merger Agreement, holders of 359,518,849 shares of Old Skillz (“Stock Election Shares”) received merger consideration in the form of 191,932,860 shares of the Company’s Class A common stock and 76,663,551 shares of the Company’s Class B common stock, and holders of 75,786,931 shares of Old Skillz (“Cash Election Shares”) received cash consideration of $566,204,152.

Pursuant to the Merger Agreement, Eagle Equity Partners II, LLC (the “Sponsor”) delivered 10,000,000 of its shares of FEAC Class B common stock into escrow that were subject to forfeiture if certain earnout conditions described more fully in the Merger Agreement were not satisfied. The earnout conditions have been fully satisfied and, in March 2021, the Earnout Shares (as defined below) were released from escrow in accordance with the terms of the Merger Agreement. When the earnout conditions were fully satisfied, 5,000,000 of such shares were released to the Sponsor in the form of shares of the Company’s Class A common stock (the “Sponsor Earnout Shares”), and the other 5,000,000 shares were released to the Old Skillz stockholders (the “Skillz Earnout Shares”, and collectively with the Sponsor Earnout Shares, the “Earnout Shares”), who received shares of the Company’s common stock as a result of the Business Combination in the form of shares of Class A common stock of the Company (other than the Founder and a trust for the benefit of his family members, who received shares of Class B common stock of the Company). The Earnout Shares are accounted for as equity classified equity instruments, were included as merger consideration as part of the Reverse Recapitalization, and recorded in additional paid-in capital.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

In connection with the Business Combination, certain institutional investors (the “Investors”) purchased from the Company an aggregate of 15,853,052 shares of Class A common stock (the “Private Placement”), for a purchase price of $10.00 per share and an aggregate purchase price of $158.5 million (the “Private Placement Shares”), pursuant to separate subscription agreements (each, a “Subscription Agreement”) entered into effective as of September 1, 2020.

The Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, FEAC was treated as the “acquired” company and Old Skillz is treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Old Skillz issuing stock for the net assets of FEAC, accompanied by a recapitalization. The net assets of FEAC were stated at historical cost, with no goodwill or other intangible assets recorded.

Upon the closing of the Business Combination, the Company's certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of all classes of capital stock to 635,000,000 shares, $0.0001 par value per share, of which, 500,000,000 shares are designated as Class A common stock, 125,000,000 shares are designated as Class B common stock, and 10,000,000 shares are designated as preferred stock.

4. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020
Credit card processing reserve	$7,763	5,854
Prepaid expenses	5,932	3,772
Other current assets	913	865
Prepaid expenses and other current assets	$14,608	$10,491

Property and Equipment, Net

Property and equipment consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020
Capitalized internal-use software	$6,569	$6,167
Computer equipment and servers	866	631
Furniture and fixtures	184	184
Leasehold improvements	114	114
Construction in progress	1,908	1,037
Total property and equipment	9,641	8,133
Accumulated depreciation and amortization	(3,940)	(2,841)
Property and equipment, net	$5,701	$5,292

Depreciation and amortization expense related to property and equipment was $0.5 million and $0.3 million during the three months ended June 30, 2021 and 2020, respectively, and $1.1 million and $0.6 million during the six months ended June 30, 2021 and 2020, respectively.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

Other Current Liabilities

Other current liabilities consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020
Accrued sales and marketing expenses	$14,275	$7,204
Accrued compensation	9,496	3,825
End-user liability, net	4,131	2,789
Accrued developer revenue share	1,378	907
Other accrued expenses	6,251	4,893
Other current liabilities	$35,531	$19,618

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

5. Fair Value Measurements

As of June 30, 2021 and December 31, 2020, the recorded values of cash and cash equivalents, restricted cash and accounts payable approximate their respective fair values due to the short-term nature of the instruments.

Cash and cash equivalents held by the Company as of June 30, 2021 and December 31, 2020 were $692.8 million and $262.7 million, respectively, and were comprised of cash on hand and money market funds classified within Level 1 of the fair value hierarchy.

Public and Private Common Stock Warrants

	Fair Value Measurements as of June 30, 2021
Liabilities included in:	Level 1	Level 2	Level 3	Total
Public Common Stock Warrants	$77,607	$—	$—	$77,607
Private Common Stock Warrants	—	—	60,688	60,688
Total fair value	$77,607	$—	$60,688	$138,295

	Fair Value Measurements as of December 31, 2020
Liabilities included in:	Level 1	Level 2	Level 3	Total
Public Common Stock Warrants	$124,545	$—	$—	$124,545
Private Common Stock Warrants	—	—	53,687	53,687
Total fair value	$124,545	$—	$53,687	$178,232

The Public Warrants was classified within Level 1 as they are publicly traded and had an observable market price in an active market. The Private Warrants were classified within Level 3 as they were valued based on a BSM pricing model, which involved the use of certain unobservable inputs, such as expected volatility estimated based on the average historical stock price volatility of comparable companies. As of December 31, 2020, the fair value of the Private Warrants liability was $53.7 million. During the three and six months ended June 30, 2021, the fair value of the Private Warrants liability increased by $10.8 million and $7.0 million, respectively. As of June 30, 2021, the fair value of the Private Warrants liability was $60.7 million.

6. Commitments and Contingencies

Legal Matters

The Company is a party to certain claims, suits, and proceedings which arise in the ordinary course of business. The Company records a liability when it believes that it is probable that a loss will be incurred and the amount can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the possible loss or range of loss. In the Company’s opinion, resolution of pending matters is not expected to have a material adverse impact on the results of operations, cash flows, or the Company’s financial position, as of June 30, 2021. Given the unpredictable nature of legal proceedings, there is a reasonable possibility that an unfavorable resolution of one or more such proceedings could in the future materially affect the results of operations, cash flows, or financial position in a particular period. However, based on the information known by the Company, any such amount is either immaterial or it is not possible to provide an estimated range of any such possible loss.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

7. Common Stock Warrants

As of June 30, 2021, the Company had 7,623,436 Public Warrants and 5,016,666 Private Warrants outstanding. During the six months ended June 30, 2021, 9,626,559 Public Warrants were exercised for total proceeds of $110.7 million, of which $1.2 million had not been collected and are recorded as a warrant exercise receivable in the consolidated balance sheet.

As part of FEAC’s initial public offering, 17,250,000 Public Warrants were sold. The Public Warrants entitle the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustments. The Public Warrants may be exercised only for a whole number of shares of Class A common stock. No fractional shares will be issued upon exercise of the warrants. The Public Warrants will expire at 5:00 p.m. New York City time on December 16, 2025, or earlier upon redemption or liquidation. The Public Warrants are listed on the NYSE under the symbol “SKLZ.WS.”

The Company may call the Public Warrants for redemption starting anytime, in whole and not in part, at a price of $0.01 per warrant, so long as the Company provides not less than 30 days’ prior written notice of redemption to each warrant holder, and if, and only if, the reported last sale price of Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrant holders provided there is an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants. On July 16, 2021, the Company announced it will redeem all Public Warrants that remain outstanding on August 16, 2021.

Simultaneously with FEAC’s initial public offering, FEAC consummated a private placement of 10,033,333 Private Placement Warrants with FEAC’s sponsor. In connection with the Business Combination, FEAC’s sponsor agreed to forfeit 5,016,666 private placement warrants. Each Private Placement Warrant is exercisable for one share of Class A common stock at a price of $11.50 per share, subject to adjustment.

The Private Warrants are identical to the Public Warrants, except that the Private Warrants and the shares of Class A common stock issuable upon exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Warrants are held by someone other than their initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

8. Stockholders’ Equity

Common Stock

The Company’s amended and restated certificate of incorporation authorizes the issuance of Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, expect with respect to voting and conversion. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 20 votes per share. Shares of Class B common stock are convertible into an equivalent number of shares of Class A common stock and generally convert into shares of Class A common stock upon transfer. Any dividends paid to the holders of Class A common stock and Class B common stock will be paid on a pro rata basis. On a liquidation event, any distribution to common stockholders is made on a pro rata basis to the holders of the Class A common stock and Class B common stock.

As of June 30, 2021, the Company has authorized a total of 635 million shares, consisting of 500 million shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), 125 million shares of Class B common stock, par value $0.0001 per share (“Class B common stock”), and 10 million shares of preferred stock, par value $0.0001 per share (“preferred stock”).

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

In March 2021, the Company completed an underwritten public offering of its Class A common stock and issued 17,000,000 shares of Class A common stock, for an aggregate purchase price of $408.0 million, before issuance costs of $5.9 million. In connection with the public offering, certain stockholders of the Company sold an aggregate of 19,800,000 shares, including the full exercise of the underwriters’ option to purchase an additional 4,800,000 additional shares. The purchase price per share, net of the underwriter discount, was $23.34. The Company incurred transaction costs of $6.8 million in connection with this sale of shares by certain stockholders, which was recorded as expense during the quarter.

9. Stock-Based Compensation

The following table summarizes stock-based compensation expense recognized for the three and six months ended June 30, 2021 and 2020 as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Research and development	$2,215	$817	$3,422	$1,022
Sales and marketing	2,550	957	4,388	1,073
General and administrative	11,009	3,772	18,909	3,808
Total stock-based compensation expense	$15,774	$5,546	$26,719	$5,903

Equity Incentive Plans

Skillz Inc. 2020 Omnibus Incentive Plan

In December 2020, the Board of Directors of the Company adopted the Skillz Inc. 2020 Omnibus Incentive Plan (the “2020 Plan”). The 2020 Plan became effective upon consummation of the Business Combination and succeeds the Company’s legacy equity incentive plans. Under the 2020 Plan, the Company may grant stock-based awards to purchase or directly issue shares of common stock to employees, directors and consultants. Options are granted at a price per share equal to the fair market value of the underlying common stock at the date of grant. Options granted are exercisable over a maximum term of 10 years from the date of grant. Restricted stock units (“RSUs”) are also granted under the 2020 Plan. These awards typically have a cliff vesting period of one year and continue to vest quarterly thereafter. The 2020 Plan also permits the Company to grant stock-based awards with performance or market conditions. In connection with the closing of the Business Combination, the Company entered into certain option agreements that include vesting conditions contingent upon the attainment of volume weighted average price targets related to the Company’s Class A common stock on the NYSE.

The 2020 Plan permits the Company to deliver up to 47,841,859 shares of common stock pursuant to awards issued under the 2020 Plan, consisting of 15,000,000 shares which may be of Class A and/or Class B common stock, 24,669,278 shares of Class A common stock and 8,172,581 shares of Class B common stock. The total number of shares of Class A common stock and Class B common stock that will be reserved and that may be issued under the 2020 Plan will automatically increase on the first trading day of each calendar year, beginning with calendar year 2021, by a number of shares equal to five percent 5% of the total number of shares of Class A common stock and Class B common stock, respectively, outstanding on the last day of the prior calendar year.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

Stock Options and Restricted Stock Units

Stock option and RSU activity during the six months ended June 30, 2021 is as follows (in thousands, except for share, per share, and contractual term data):

	Options Outstanding					Restricted Stock Units
	Number of Shares Available for Issuance Under the Plan	Number of Shares Outstanding Under the Plan	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Plan shares outstanding	Weighted- Average Grant Date Fair Value per share
Exercisable at December 31, 2020	35,500,603	38,404,493	$5.89	8.27	$542,074	341,256	$17.68
Options and restricted stock units granted	(3,147,553)	—	—			3,147,553	21.82
Options exercised and restricted stock units released	—	(503,480)	0.22			—	—
Options and restricted stock units canceled	3,260,091	(2,985,501)	1.32			(274,590)	24.50
Balance at June 30, 2021	35,613,141	34,915,512	$6.35	7.44	$536,745	3,214,219	$21.15

Exercisable at December 31, 2020		14,248,234	$0.18	6.45	$282,364
Exercisable at June 30, 2021		16,096,923	0.21	5.92	346,242
Unvested at December 31, 2020		24,156,259	9.25	9.34	259,710
Unvested at June 30, 2021		18,818,589	11.60	8.74	190,503

The number of unvested stock options as of June 30, 2021 and December 31, 2020 does not include 10.0 million and 13.3 million shares of restricted common stock, respectively, previously issued upon the early exercise of grants by certain executives.

The number of RSUs granted does not include 0.1 million performance based RSUs which the Company issued in June 2021, as the performance-based RSUs are not deemed granted for accounting purposes.

As of June 30, 2021, unrecognized stock-based compensation expense related to unvested stock options, restricted common stock, and RSUs was $178.7 million. The weighted-average period over which such compensation expense will be recognized is 3.49 years.

On May 4, 2021, the Company entered into a transition and release agreement providing for Mr. Henry’s retirement from his position as Chief Financial Officer (“CFO”) of the Company, effective June 20, 2021. As part of the transition and release agreement, certain stock options of the CFO were modified to vest through August 10, 2021, the separation date, based on Mr. Henry’s continuous service to the Company in an executive advisor role from June 21, 2021 through the separation date. This modification will result in $6.4 million of incremental stock-based compensation expense recorded in the condensed consolidated statement of operations through the third quarter of 2021. The Company recognized approximately $3.7 million of this expense for the three months ended June 30, 2021.

The aggregate intrinsic value of options exercised was $4.0 million and $27.2 million during the three months ended June 30, 2021 and 2020, respectively, and $11.8 million and $27.5 million during the six months ended June 30, 2021 and 2020, respectively.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

The assumptions used to estimate the fair value of stock options granted and the resulting fair values for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021(1)	2020	2021(1)	2020
Expected volatility	48.71%	47.99% – 48.79%	48.71%	47.99% – 48.79%
Risk-free interest rate	0.02%	0.34% – 0.59%	0.02%	0.34% – 1.44%
Expected term (in years)	0.25	5.00 – 6.18	0.25	5.00 – 6.18
Expected dividend yield	—	—	—	—
Weighted average estimated fair value of stock options granted during the period	$15.63	$2.20	$15.63	$2.09

(1)	For the three and six months ended June 30, 2021, the above assumptions were used to estimate the fair value of certain stock options previously granted to the CFO, that were modified as part of the transition and release agreement.

Employee Stock Purchase Plan

In June 2021, the Company commenced its first offering period under the Skillz, Inc. Employee Stock Purchase Plan (the employee Stock Purchase Plan), which assists employees in acquiring a stock ownership interest in the Company and encourages them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. The employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. The total Employee Stock Purchase plan expense for the three months ended June 30, 2021 was not material.

10. Income Taxes

The Company’s income tax provision was $65 thousand and $28 thousand for the three months ended, June 30, 2021 and 2020, respectively. This represents an effective tax rate for the respective periods of (0.08)% and (0.14)%. The Company’s income tax provision was $107 thousand and $53 thousand for the six months ended June 30, 2021 and 2020, respectively. This represents an effective tax rate for the respective periods of (0.08)% and (0.15)%. The Company has historically been in an overall loss position and is only subject to state taxes. The Company maintains a full valuation allowance for all of its deferred tax assets. The effective tax rate differs from the federal statutory rate due to the change in need for valuation allowance and state taxes.

11. Related-Party Transactions

The Company did not have any significant related party transactions in the three and six months ended June 30, 2021 and 2020 other than stock option grants made to certain executives and the secondary sale as part of the follow-on offering.

12. Net Loss Per Share

Net loss per share calculations for all periods prior to the Business Combination have been retrospectively adjusted for the equivalent number of shares outstanding immediately after the Business Combination to effect the reverse recapitalization. Subsequent to the Business Combination, net loss per share was calculated based on the weighted average number of common stock then outstanding.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

The Company computes net loss per share of the Class A common stock and Class B common stock using the two-class method required for participating securities. Basic and diluted loss per share was the same for each period presented, as the inclusion of all potential Class A Common Stock and Class B Common Stock outstanding would have been antidilutive. Basic and diluted loss per share are the same for each class of common stock because they are entitled to the same liquidation and dividend rights. The effect of potentially dilutive common shares is reflected in diluted earnings per share by application of the treasury stock method. The following table sets forth the computation of basic and diluted loss per Class A common stock and Class B common stock (in thousands, except for share and per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Numerator:
Net loss - Basic and Diluted	$(79,595)	$(20,157)	$(133,187)	$(35,679)
Denominator:
Weighted average common shares outstanding – Basic and Diluted	385,945,332	289,823,175	371,519,800	284,054,689
Net loss per share attributable to common stockholders – Basic and Diluted	$(0.21)	$(0.07)	$(0.36)	$(0.13)

The following outstanding common stock equivalents were considered antidilutive, and therefore, excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented (share numbers are not in thousands):

	Number of Securities Outstanding at June 30,
	2021	2020
Common and preferred stock warrants	7,623,436	4,865,722
Common stock options	44,929,906	40,075,953
Restricted stock units	3,147,553	—
Total	55,700,895	44,941,675

13. Investments in Non-Marketable Equity Securities

The Company’s non-marketable equity securities are investments in privately held companies without readily determinable fair values. The carrying value of the Company’s investments without readily determinable fair values was $2.9 million as of June 30, 2021 and is classified within “Other long-term assets” in our consolidated balance sheets. The Company did not have any investments without readily determinable fair value as of December 31, 2020. The Company did not record any adjustments to the carrying value of its non-marketable equity securities accounted for under the measurement alternative, and did not recognize any gains or losses related to the sale of non-marketable equity securities in the three and six months ended June 30, 2021.

SKILLZ INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, amounts in tables are in thousands, unless otherwise noted)

14. Subsequent Events

The Aarki Acquisition

On June 1, 2021, the Company and Aarki, Inc. (“Aarki”) entered into an Agreement and Plan of Merger under which it would acquire Aarki and Aarki would become a wholly-owned subsidiary of the Company. On July 16, 2021, the Company completed the Aarki acquisition under the terms of the Agreement and Plan of Merger. The Company transferred $157.0 million in consideration comprised of approximately $90.0 million in cash and $67.0 million of Skillz Class A common stock to the existing Aarki shareholders and share-based award holders. The addition of Aarki’s technology-driven marketing platform will broaden the Company’s footprint across the rapidly expanding mobile gaming industry.

As the closing of the Aarki acquisition occurred subsequent to June 30, 2021, the Company’s financial results as of and for the three and six months ended June 30, 2021 do not contain the results of Aarki.

The purchase price, including replacement share awards, is comprised of the net assets acquired, including intangible assets such as developed technology, customer relationships, a trademark, other intangibles, and goodwill. A portion of the goodwill associated with the purchase is expected to be deductible for U.S. income tax purposes. The merger will be accounted for as a business combination pursuant to ASC 805, Business Combinations, whereby the Company is the accounting acquirer of Aarki. Due to the timing of the close of the Aarki acquisition, the Company has not completed its assessment of the accounting and valuation considerations related to the transaction. Additionally, supplemental pro forma information has not been provided for Aarki due to the timing of the closing of the merger.

Non-Marketable Equity Investment

On July 14, 2021, the Company invested $50.0 million in cash in a privately-held software company. The investment will not require consolidation into the Company’s financial statements because the privately held company is not a variable interest entity and the Company does not hold a majority voting interest as a result of the investment. The Company’s non-controlling interest will be accounted for under ASC 321, Investments - Equity Securities.

Redemption of Public Common Stock Warrants

On July 16, 2021, the Company announced the redemption of all public common stock warrants, held by Eagle Equity Partners II, LLC, a Delaware limited liability company (or its permitted transferees), to purchase shares of the Company's Class A common stock that were issued under the Warrant Agreement, dated as of March 5, 2020 (the “Warrant Agreement”), by and among Flying Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent and transfer agent, that remain outstanding on August 16, 2021.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand the results of operations and financial condition of Skillz Inc. MD&A is provided as a supplement to, and should be read in conjunction with, our Annual Report on Form 10-K/A for the year ended December 31, 2020, and our financial statements and the accompanying Notes to Financial Statements (Part I, Item 1 of this Form 10-Q).

Overview

We operate a marketplace that connects the world through competition, serving both developers and users. Our platform enables fair, fun and competitive gaming experiences and the trust we foster with users is the foundation upon which our community is built. We believe our marketplace benefits from a powerful network effect: compelling content attracts users to our platform, while the increasing size of our audience attracts more developers to create new interactive experiences on our platform.

Skillz was founded in 2012 by Andrew Paradise and Casey Chafkin with the vision to make eSports accessible to everyone possible. As of the three months ended June 30, 2021, the platform had 2.4 million monthly active users (“MAUs”) and hosts an average of over 5.5 million daily tournaments, including 1.9 million paid entry daily tournaments, offering over $150 million in prizes each month. As of June 30, 2021, we had over 9,000 registered game developers on our platform that have launched a game integration.

For the three months ended June 30, 2021, Solitaire Cube, 21 Blitz and Blackout Bingo accounted for 73% of our revenue. For the three months ended June 30, 2020, Solitaire Cube, 21 Blitz and Blackout Bingo accounted for 80% of our revenue. For the three months ended June 30, 2021, Tether and Big Run accounted for 42% and 40%, respectively, of our revenue. For the three months ended June 30, 2020, Tether and Big Run accounted for 61% and 28%, respectively, of our revenue. out Bingo accounted for 74% of our revenue. For the six months ended June 30, 2020, Solitaire Cube, 21 Blitz and Blackout Bingo accounted for 79% of our revenue. For the six months ended June 30, 2021, Tether and Big Run accounted for 42% and 40%, respectively, of our revenue. For the six months ended June 30, 2020, Tether and Big Run accounted for 66% and 21%, respectively, of our revenue. Our top titles rotate over time as more games generate success on the Skillz platform. In the six months ended June 30, 2021 and 2020, the number of games that generated over $1 million of annualized GMV has grown 29% to 43 from 33. GMV represents entry fees that may be paid using cash deposits, prior cash winnings that have not been withdrawn, and end-user incentives.

Our culture is built upon a set of values established by our founders, aligning the company and its employees in a common vision. Our seven values are: Honor; Mission; Collaboration; Productivity; Willingness; Frugality; and Balance. Our approach has focused on trust and fairness for users enabling game developers to focus on what they do best: build great content.

Our technology capabilities are industry-leading and provide the tools necessary for developers to compete with the largest and most sophisticated mobile game developers in the world. Our easy-to-integrate software development kit (“SDK”) and developer console allow our developers to monitor, integrate and update their games seamlessly over the air. We ingest and analyze over 300 data points from each game play session, enhancing our data-driven algorithms and LiveOps systems. Moreover, we have developed a robust platform enabling fun, fair and meaningful competitive gameplay.

For the three months ended June 30, 2021 and 2020, we served 2.4 million and 2.6 million MAUs, respectively, and had monthly average revenue per user (“ARPU”) of $12.46 and $7.69, respectively. For the six months ended June 30, 2021 and 2020, we served 2.5 million and 2.6 million MAUs, respectively, and had monthly ARPU of $11.44 and $6.65, respectively. We monitor the conversion of users to paying users based on the ratio of Paying MAU to MAU. For each of the second quarters of 2021 and 2020, our Paying MAU to MAU ratio was 19% and 12%, respectively and our Paying MAU was 0.5 million and 0.3 million, respectively and our monthly ARPPU was $64 and $65, respectively. For the six months ended 2021 and 2020, our Paying MAU to MAU ratio was 19% and 11%, respectively, our Paying MAU was 0.5 million and 0.3 million, respectively, and our ARPPU was $62 and $61, respectively. We see a substantial opportunity for our developers to expand beyond casual content into other genres of interactive entertainment, from first-person shooters to racing games. In the three and six months ended June 30, 2021 and 2020, we generated less than 10% of our revenue from users outside of North America, leaving us with several large untapped international markets. We see a significant opportunity to build partnerships with brands to sponsor tournaments on our platform to both increase our brand awareness and achieve improvements in profitability through advertiser sponsored prizes.

Our Financial Model

Skillz’s financial model aligns the interests of gamers and developers, driving value for our stockholders. By monetizing through competition, our system eliminates friction that exists in traditional monetization models between the developer and the gamer. The more gamers enjoy our platform, the longer they play, creating more value for Skillz and our developers. By generating higher player to payor conversion, retention and engagement, we are able to monetize users at more than five times higher what our developers would generate through advertisements or in-game purchases.

Our platform allows users to participate in fair competition, while rewarding developers who create games that keep players engaged. We generate revenue by receiving a percentage of player entry fees in paid contests, after deducting end-user prize money (i.e., winnings from the Competitions), end-user incentives accounted for as reduction of revenue and the profit share paid to developers (the “Take Rate”). GMV represents entry fees that may be paid using cash deposits, prior cash winnings that have not been withdrawn, and end-user incentives.

Cash deposits represented approximately 10% of total entry fees for the three and six months ended June 30, 2021, and 11% of total entry fees for the three and six months ended June 30, 2020. Prior cash winnings that have not been withdrawn represented approximately 82% of total entry fees for the three and six months ended June 30, 2021 and 2020. End-user incentives represented approximately 8% of total entry fees for the three and six months ended June 30, 2021, and 7% of total entry fees for the three and six months ended June 30, 2020. Our model has allowed us to grow users, developers and revenue steadily while driving meaningful operating leverage.

The following are key elements of our financial model:

•	The scale, growth and engagement of the users — As we continue to acquire users, our ability to match comparable players, on both skill level and tournament template, in a fair and timely manner improves. Better matching leads to stronger engagement and the ability to create larger tournaments with more profitable take rates. This creates a stickier, more engaging, and continuously improving experience for our players, which in turn attracts more players to our platform, creating a positively reinforcing cycle leading to ever-improving gaming experiences. On our platform,[1] we estimated game play paying users spent an average of 63 and 62 minutes per day during the three months ended June 30, 2021 and 2020, respectively, and 64 and 62 minutes per day during the six months ended June 30, 2021 and 2020, respectively.

•	The scale, growth and partnership of our developers — We have created a platform that drives economic success for our developers. Our end-to-end platform allows developers to focus on creating games by automating and optimizing integral parts of their businesses — from user acquisition and monetization to game optimization. Our built-in payments, analytics, customer support, and live operations platform enables our developers to consistently learn, grow, earn and share in our success.

•	Product-first philosophy and data science capabilities — We have built a culture that puts product first, driving our impact with users and developers and then scaling marketing investment. In the three and six months ended June 30, 2021, 39% and 40%, respectively, of our salary costs was spent on product development. Our easy-to-integrate SDK contains over 220 features in a 16-MB package which allows for over-the-air upgrades. Our intuitive Developer Console dashboard enables our developers to rapidly integrate and monitor the performance of their games. Our LiveOps system enables us to manage and optimize the user experience across the thousands of games on our platform.

1 Based on the average number of tournament entries per day multiplied by 4 minutes per tournament. Skillz tracks the number of games that end users play but does not monitor end user playing time on its platform, and this estimate is based on the time allowed to complete a tournament in the top three games for paying users featured on our platform. Accordingly, the actual time paying users spend per day on the platform may be less than such estimate.

We collect over 300 data points during each gameplay session to feed our big data assets which augment all elements of our platform. Our key data science technologies drive our player rating and matching, anti-cheat and anti-fraud, and user experience personalization engine.

•	Our unit economics — Our proprietary and highly scalable software platform produces revenue at a low direct cost, contributing to our gross margins. Once acquired, each user cohort contributes predictably to revenue over its life. A cohort is all the users acquired in the period presented. A user is considered part of a cohort based on the first time they make a deposit and enter a paid tournament. Once a user is considered part of a cohort, they are always counted in that cohort.

For example, our 2016 cohort contributed $6.0 million in revenue in the first year, $5.5 million in the second year, $5.5 million in the third year, $6.6 million in the fourth year, and $7.2 million in the fifth year. Our 2017 cohort contributed $9.9 million in revenue in the first year, $10.3 million in the second year. $9.6 million in the third year and $9.5 million in the fourth year. Our 2018 cohort contributed $33.2 million in revenue in the first year, $36.1 million in the second year, and $31.5 million in the third year. Our 2019 cohort contributed $65.2 million in revenue in the first year and $64.3 million in the second year. Our 2020 cohort contributed $115.8 million in revenue in the first year.

We also complement these stable cohort dynamics with disciplined user acquisition spending. We currently expect that the average Three-Year Lifetime Value of our 2018, 2019 and 2020 cohorts will be 3.8x our total user acquisition costs (and after taking into account the end-user incentives recorded and expected to be recorded in sales and marketing expense, which is expected to be 2.5x).

“Three-Year Lifetime Value” means the cumulative gross profit from a paying user over the thirty-six (36) months following user acquisition, which is based on a combination of historic data and extrapolation of historic data for future periods. User acquisition costs include expenses incurred in the period to acquire that cohort of users, including digital advertising costs, affiliate marketing costs, third-party vendors and software tools used by the user acquisition marketing team. Historically, our Three-Year Lifetime Value to user acquisition costs has fluctuated over time. Rising digital advertising costs in 2020 reduced our expected average Three-Year Lifetime Value to user acquisition costs relative to prior periods.

Key Components of Results of Operations

Revenue

Skillz provides a service to the game developers aimed at improving the monetization of their game content. The monetization service provided by Skillz allows developers to offer multi-player competition to their end-users which increases end-user retention and engagement.

By utilizing the Skillz monetization services, game developers can enhance the player experience by enabling them to compete in head-to-head matches, live tournaments, leagues, and charity tournaments and increase player retention through referral bonus programs, loyalty perks, on-system achievements and Bonus Cash. Skillz provides developers with a SDK that they can download and integrate with their existing games. The SDK serves as a data interface between Skillz and the game developers that enables Skillz to provide monetization services to the developer. Specifically, these monetization services include end-user registration services, player matching, fraud and fair play monitoring, and billing and settlement services. The SDK and Skillz monetization services provide the following key benefits to the developers:

•	Streamlined game and tournament management allowing players to register with the developer to compete in games for prizes while earning Skillz loyalty perks;

•	Fair play in each tournament via the Skillz suite of fairness tools, including skill-based player matching and fraud monitoring;

•	Improved end-user retention by rewarding the most loyal players with Ticketz which can be redeemed in the Skillz virtual store and are earned in every match and can be redeemed for prizes or credits to be used towards future paid entry fee tournaments;

•	Marketing campaigns through main-stream online advertising networks and social media platforms to drive end-user traffic to developers’ games within the Skillz ecosystem;

•	Systematic calls to end-user action via push notifications to users with game results, promotional offers, and time-sensitive actions; and

•	Process end-user payments, billings and settlements on behalf of the developer to enable players to connect their preferred payment method to deposit and enter into the game developers’ multi-player competitions for cash prizes.

Generally, end-users are required to deposit funds into their Skillz account in order to be eligible to participate in games for prizes. As part of its monetization services, Skillz is responsible for processing all end-user payments, billings and settlements on behalf of the game developer, such that the game developer does not have to collect directly from or make payments directly to the end-users. When the end-users enter into cash games, the end-users pay an entry fee using cash deposits, prior cash winnings in the end-users’ accounts that have not been withdrawn, and end-user incentives (specifically Bonus Cash). Skillz recognizes revenue related to each game regardless of how entry fees are paid. Skillz is responsible for distributing the prize money to the winner on behalf of the game developer. Skillz typically withholds 16% to 20% of the total entry fees when distributing the prize money as a commission. That commission is shared between Skillz and the game developers; however, the game developers’ share is calculated solely based upon entry fees paid by net cash deposits received from end-users, adjusted for certain costs incurred by Skillz to provide monetization services.

Costs and Expenses

Cost of Revenue

Our cost of revenue consists of variable costs. These include mainly (i) payment processing fees, (ii) customer support costs, (iii) direct software costs, (iv) amortization of internal use software and (v) server costs.

We incur payment processing costs on user deposits. We also incur costs directly related to servicing end-user support tickets on behalf of the game developer that are logged by users directly within the Skillz SDK. These support costs include an allocation of the facilities expense, such as rent, maintenance and utilities costs according to headcount, needed to service these tickets. We use a third party as our cloud computing service; we incur server and software costs as a direct result of running our SDK in our developers’ games.

Research and Development

Research and development expenses consist of software development costs, comprised mainly of product and platform development, server and software costs that support research and development activities, and to a lesser extent, allocation of rent, maintenance and utilities costs according to headcount. Personnel related expenses consist of salaries, benefits, and stock-based compensation. We expect research and development expenses will fluctuate both in terms of absolute dollars and as a percentage of revenue in the future.

Sales and Marketing

Sales and marketing expenses consist primarily of direct advertising costs and end-user incentives that are not recorded as a reduction of revenue. Sales and marketing also includes allocations of rent, maintenance and utilities costs according to headcount. Personnel related expenses consist of salaries, benefits, and stock-based compensation. We expect sales and marketing expenses will fluctuate both in terms of absolute dollars and as a percentage of revenue in the future.

General and Administrative

General and administrative expenses consist of personnel-related expenses for our corporate, executive, finance, and other administrative functions, expenses for outside professional services, and allocation of rent, maintenance and utilities costs according to headcount. Personnel related expenses consist of salaries, benefits, and stock-based compensation.

We expect our general and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	$89,491	$58,878	$173,168	$102,437
Costs and expenses
Cost of revenue	4,386	2,937	8,642	5,704
Research and development	10,140	4,518	17,422	8,884
Sales and marketing	99,523	52,369	195,846	99,194
General and administrative	25,432	11,642	52,716	16,475
Total costs and expenses	139,481	71,466	274,626	130,257
Loss from operations	(49,990)	(12,588)	(101,458)	(27,820)
Interest expense, net	(25)	(957)	(49)	(1,273)
Change in fair value of common stock warrant liabilities	(29,595)	—	(31,703)	—
Other income (expense), net	80	(6,584)	130	(6,533)
Loss before income taxes	(79,530)	(20,129)	(133,080)	(35,626)
Provision for income taxes	65	28	107	53
Net loss	$(79,595)	$(20,157)	$(133,187)	$(35,679)
Net loss per share attributable to common stockholders – basic and diluted	$(0.21)	$(0.07)	$(0.36)	$(0.13)
Weighted average common shares outstanding – basic and diluted	385,945,332	289,823,175	371,519,800	284,054,689

Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except percentages)	2021	2020	% Change	2021	2020	% Change
Revenue	$89,491	$58,878	52%	$173,168	$102,437	69%

Three Months Ended

Revenue increased by $30.6 million, or 52%, to $89.5 million in the three months ended June 30, 2021 from $58.9 million in the three months ended June 30, 2020. The increase was attributable primarily to an increase in Paying MAUs, driven by sales and marketing investment to acquire new paying users. ARPU increased 62% over the same period.

Six Months Ended

Revenue increased by $70.7 million, or 69%, to $173.2 million in the six months ended June 30, 2021 from $102.4 million in the six months ended June 30, 2020. The increase was attributable primarily to an increase in paying MAUs, driven by sales and marketing investment to acquire new paying users. ARPU increased 72% over the same period.

Cost of Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except percentages)	2021	2020	% Change	2021	2020	% Change
Cost of revenue	$4,386	$2,937	49%	8,642	5,704	52%

Three Months Ended

Cost of revenue increased by $1.4 million, or 49%, to $4.4 million in the three months ended June 30, 2021 from $2.9 million in the three months ended June 30, 2020, growing in line with revenue. The increase in cost of revenue was primarily driven by payment processing and software costs. Cost of revenue as a percentage of revenue was 5% in the three months ended June 30, 2021 and 2020.

Six Months Ended

Cost of revenue increased by $2.9 million, or 52%, to $8.6 million in the six months ended June 30, 2021 from $5.7 million in the six months ended June 30, 2020, growing in line with revenue. The increase in cost of revenue was primarily driven by payment processing and software costs. Cost of revenue as a percentage of revenue decreased to 5% in the six months ended June 30, 2021 compared to 6% in the six months ended June 30, 2020.

Research and Development

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except percentages)	2021	2020	% Change	2021	2020	% Change
Research and development	$10,140	$4,518	124%	17,422	8,884	96%

Three Months Ended

Research and development costs increased by $5.6 million, or 124%, to $10.1 million in the three months ended June 30, 2021 from $4.5 million in the three months ended June 30, 2020. The increase was primarily driven by a $3.9 million increase in research and development headcount costs, of which $1.4 million was related to stock-based compensation, a $0.9 million increase in contractor costs and a $0.6 million increase in server and software costs. Research and development expenses accounted for 11% of revenue in the three months ended June 30, 2021 compared to 8% in the three months ended June 30, 2020.

Six Months Ended

Research and development costs increased by $8.5 million, or 96%, to $17.4 million in the six months ended June 30, 2021 from $8.9 million in the six months ended June 30, 2020. The increase was primarily driven by a $5.8 million increase in research and development headcount costs, of which $2.4 million was related to stock-based compensation, a $1.4 million increase in contractor costs and a $1.2 million increase in server and software costs. Research and development expenses accounted for 10% of revenue in the six months ended June 30, 2021 compared to 9% in the six months ended June 30, 2020.

Sales and Marketing

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except percentages)	2021	2020	% Change	2021	2020	% Change
Sales and marketing	$99,523	$52,369	90%	195,846	99,194	97%

Three Months Ended

Sales and marketing costs increased by $47.2 million, or 90%, to $99.5 million in the three months ended June 30, 2021 from $52.4 million in the three months ended June 30, 2020. The increase was attributable primarily to an 84% increase in spend to acquire new paying users and a 92% increase in engagement marketing spend. User acquisition marketing costs were $47.0 million and $25.6 million in three months ended June 30, 2021 and 2020, respectively. Engagement marketing costs were $44.9 million and $23.4 million in the three months ended June 30, 2021 and 2020, respectively. Engagement marketing as a percentage of revenue increased to 50% in the three months ended June 30, 2021 from 40% the three months ended June 30, 2020, respectively. This increase reflects investments in marketing programs that resulted in an increase in our engagement marketing cost per user in the three months ended June 30, 2021 compared to the three months ended June 30, 2020.

Six Months Ended

Sales and marketing costs increased by $96.7 million, or 97%, to $195.8 million in the six months ended June 30, 2021 from $99.2 million in the six months ended June 30, 2020. The increase was attributable primarily to a 93% increase in spend to acquire new paying users and a 100% increase in engagement marketing spend. User acquisition marketing costs were $101.3 million and $52.6 million in six months ended June 30, 2021 and 2020, respectively. This increase reflects higher digital advertising costs that resulted in an increase in our acquisition cost per user in the six months ended June 30, 2021 compared to the six months ended June 30, 2020. Engagement marketing costs were $80.9 million and $40.5 million in the six months ended June 30, 2021 and 2020, respectively. Engagement marketing as a percentage of revenue increased to 47% in the six months ended June 30, 2021 from 40% in the six months ended June 30, 2020. This increase reflects investments in marketing programs that resulted in an increase in our engagement marketing cost per user in the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

General and Administrative

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except percentages)	2021	2020	% Change	2021	2020	% Change
General and administrative	$25,432	$11,642	118%	52,716	16,475	220%

Three Months Ended

General and administrative costs increased by $13.8 million, or 118%, to $25.4 million in the three months ended June 30, 2021 from $11.6 million in the three months ended June 30, 2020. The increase was primarily driven by a $10.9 million increase in headcount costs, of which $7.2 million is related to stock-based compensation expense, and $3.0 million increase in insurance-related and other public company costs. General and administrative expenses accounted for 28% of revenue in the three months ended June 30, 2021 compared to 20% in the three months ended June 30, 2020.

Six Months Ended

General and administrative costs increased by $36.3 million, or 220%, to $52.7 million in the six months ended June 30, 2021 from $16.5 million in the six months ended June 30, 2020. The increase was primarily driven by a $21.0 million increase in headcount costs, of which $15.1 million is related to stock-based compensation expense, a $7.3 million increase in professional fees related to the Company’s follow-on offering, a $6.8 million increase in public company-related insurance costs and legal fees, and a $1.1 million increase in other public company costs. General and administrative expenses accounted for 30% of revenue in the six months ended June 30, 2021 compared to 16% in the three months ended June 30, 2020.

Interest expense, net

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except percentages)	2021	2020	% Change	2021	2020	% Change
Interest expense, net	$(25)	$(957)	(97)%	(49)	(1,273)	(96)%

Three Months Ended

Interest expense, net decreased by $0.9 million, or 97%, to $25.0 thousand in the three months ended June 30, 2021 from $1.0 million in the three months ended June 30, 2020. The decrease was primarily driven by the repayment of our long-term debt in 2020.

Six Months Ended

Interest expense, net decreased by $1.2 million, or 96%, to $49.0 thousand in the six months ended June 30, 2021 from $1.3 million in the six months ended June 30, 2020. The decrease was primarily driven by the repayment of our long-term debt in 2020.

Change in fair value common stock of warrant liabilities

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except percentages)	2021	2020	% Change	2021	2020	% Change
Change in fair value common stock of warrant liabilities	(29,595))	$—	NM	(31,703)	—	NM

The change in fair value of warrant liabilities was due to the increase in the estimated fair value of the Public and ate Common Stock Warrants.

Other income (expense), net

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except percentages)	2021	2020	% Change	2021	2020	% Change
Other income (expense), net	$80	$(6,584)	(101)%	130	(6,533)	(102)%

Three Months Ended

Other income (expense), net decreased by 6.7 million, or 101%, to income of $80 thousand in the three months ended June 30, 2021 from expense of $6.6 million in the three months ended June 30, 2020. The decrease was primarily driven by expense related the fair value adjustment to the Redeemable convertible Series E preferred stock forward contract liability in three months ended June 30, 2020.

Six Months Ended

Other income (expense), net decreased by 6.7 million, or 102%, to income of 0.1 million in the six months ended June 30, 2021 from expense of $6.5 million in the six months ended June 30, 2020. The decrease was primarily driven by expense related to the fair value adjustment to the Redeemable convertible Series E preferred stock forward contract liability in six months ended June 30, 2020.

Provision for income taxes

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except percentages)	2021	2020	% Change	2021	2020	% Change
Provision for income taxes	$65	$28	132%	107	53	102%

Three Months Ended

Provision for income taxes increased by $37.0 thousand, or 132%, to $65 thousand in the three months ended June 30, 2021 from $28 thousand in the three months ended June 30, 2020. The increase was primarily driven by accrued state tax liabilities.

Six Months Ended

Provision for income taxes increased by $54.0 thousand, or 102%, to $0.1 million in the six months ended June 30, 2021 from $53 thousand in the six months ended June 30, 2020. The increase was primarily driven by accrued state tax liabilities.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measure is useful in evaluating our operational performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively with GAAP financial information, may be helpful to investors in assessing our operating performance. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP.

Adjusted EBITDA

“Adjusted EBITDA” is defined as net income (loss), excluding interest income (expense); change in fair value of common stock warrant liabilities; other income (expense), net; income tax provision; depreciation and amortization; stock-based compensation expense and related payroll tax expense; and certain other non-cash or non-recurring items impacting net income (loss) from time to time, including, but not limited to fair value adjustments for certain financial liabilities (including derivatives) associated with debt and equity transactions, and impairment charges as they are not indicative of business operations. Adjusted EBITDA is intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. We believe that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating Adjusted EBITDA we may incur future expenses similar to those excluded when calculating this measure. In addition, our presentation of this measure should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss to Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss to Adjusted EBITDA for the periods indicated (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net loss	$(79,595)	$(20,157)	$(133,187)	$(35,679)
Interest expense, net	25	957	49	1,273
Stock-based compensation	15,774	5,546	26,719	5,903
Change in fair value of common stock warrant liabilities	29,595	—	31,703	—
Provision for income taxes	65	28	107	53
Depreciation and amortization	547	327	1,102	635
Impairment charge (2)	—	3,395	—	3,395
Other (income) expense, net	(80)	6,584	(130)	6,533
One-time nonrecurring expenses (1)	2,090	—	10,929	—
Adjusted EBITDA	$(31,579)	$(3,320)	$(62,708)	$(17,887)

(1)	For the three and six months ended June 30, 2021, amounts represent one-time nonrecurring expenses related to the follow-on offering, Aarki acquisition, and executive severance expense.

(2)	For the three and six months ended June 30, 2020, amounts represent an impairment charge of a lease deposit and prepayment in connection with a lease agreement related to our facilities in San Francisco.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily from the sales of capital stock. As of June 30, 2021, our principal sources of liquidity were our cash and cash equivalents in the amount of $692.8 million, which are primarily invested in money market funds.

As of June 30, 2021, the Company had 7,623,436 FEAC Public Warrants and 5,016,666 FEAC Private Warrants outstanding that entitle the holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustments. During the six months ended June 30, 2021, 9,626,559 of Public Warrants were exercised for total proceeds of $110.7 million, of which $1.2 million had not been collected and were recorded in warrant exercise receivable in the consolidated balance sheet.

As of the date of this statement, our existing cash resources are sufficient to continue operating activities for at least one year past the issuance date of the condensed consolidated financial statements.

The following table provides a summary of cash flow data (in thousands):

	Six Months Ended June 30,
	2021	2020
Net cash used in operating activities	$(64,990)	$(9,316)
Net cash used in investing activities	$(3,508)	$(1,875)
Net cash provided by financing activities	$498,548	$54,504

Cash Flows from Operating Activities

Our cash flows from operating activities are significantly affected by the growth of our business primarily related to research and development, sales and marketing, and general and administrative activities. Our operating cash flows are also affected by our working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.

Net cash used in operating activities was $65.0 million for the six months ended June 30, 2021. The most significant component of our cash used during this period was a net loss of $133.2 million, which included non-cash expenses of $31.7 million for the change in fair value related to Public and Private Common Stock Warrants, $26.7 million related to stock-based compensation, $1.1 million related to depreciation and amortization, accretion of unamortized discounts and amortization of issuance costs, and net cash inflows of $8.7 million from changes in operating assets and liabilities. The net cash inflows from changes of operating assets and liabilities were primarily the result of an increase in other liabilities of $15.9 million, primarily related to an increase in accrued sales and marketing costs.

Net cash used in operating activities was $9.3 million for the six months ended June 30, 2020. The most significant component of our cash used during this period was a net loss of $35.7 million, which included non-cash expenses of $6.6 million for the change in fair value related to Series E preferred stock forward contract liability, $5.9 million related to stock-based compensation, $3.4 million related to impairment charges, $1.2 million related to depreciation, amortization, and net cash inflows of $9.3 million from changes in operating assets and liabilities. The net cash outflows from changes in operating assets and liabilities were primarily the result of an increase in other liabilities of $8.6 million, primarily related to an increase in accrued sales and marketing costs.

Cash Flows from Investing Activities

Net cash used in investing activities was $3.5 million for the six months ended June 30, 2021. The net cash used in investing activities included a $2.0 million investment in non-marketable equity securities, and $1.5 million in purchases of property and equipment, including internal-use software.

Net cash used in investing activities was $1.9 million for the six months ended June 30, 2020. The net cash used in investing activities related to purchases of property and equipment, including internal-use software.

Cash Flows from Financing Activities

Net cash provided by financing activities was $498.5 million for six months ended June 30, 2021, which was primarily due to $402.1 million in net proceeds from the issuance of common stock in connection with the Company’s follow-on offering and $109.5 million of proceeds from the exercise of common stock warrants, partially offset by $13.2 million in payments made towards offering costs.

Net cash provided by financing activities was $54.5 million for the six months ended June 30, 2020, which was primarily due to $64.9 million in net proceeds from the issuance of redeemable convertible Series E preferred stock, net of payments from borrowings of $10.0 million under our debt facilities, and $0.5 million in stock repurchases.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and other commitments as of June 30, 2021, and the years in which these obligations are due:

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years

Operating lease obligations	$22,862	$1,249	$4,867	$4,952	$11,794

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

See critical accounting policies and estimates in our Form 10-K/A filed May 13, 2021 as there have been no material changes.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one, of their potential impact on our financial condition and our results of operations.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market and other risks, including the effects of changes in interest rates, inflation, as well as risks to the availability of funding sources.

Interest Rate Risk

The market risk inherent in our financial instruments and our financial position represents the potential loss arising from adverse changes in interest rates. As of June 30, 2021, we had cash and cash equivalents of $692.8 million, which primarily consisted of money market fund accounts for which the fair market value would be affected by changes in the general level of U.S. interest rates. However, due to the low-risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents.

Foreign Currency Risk

There was no material foreign currency risk for the six months ended June 30, 2021 and 2020.

ITEM 4. CONTROLS AND PROCEDURES

We maintain a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and is accumulated and communicated to our management, including our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures under the Exchange Act as of June 30, 2021, the end of the period covered by this Quarterly Report on Form 10-Q. Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

On April 12, 2021, the staff of the SEC issued an SEC Staff Statement (“the SEC Staff Statement”) in which the SEC Staff clarified its interpretations of certain generally accepted accounting principles related to warrants issued by Special Purpose Acquisition Companies (“SPACs”). Prior to the SEC Staff Statement, we believed that our warrant accounting was consistent with generally accepted accounting principles. Our belief was supported by the fact that most other SPACs and parties who have merged with SPACs similarly interpreted the warrant accounting principles at issue. However, based on the clarifications expressed in the SEC Staff Statement which resulted in the restatement discussed in our Annual Report on Form 10-K/A for the year ended December 31, 2020, the Company’s management and the Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2020, there was a material weakness in controls related to the classification and accounting for warrants issued by a SPAC, which did not operate effectively to appropriately apply the provisions of ASC 815.

Remediation of Material Weakness

To remediate the material weakness, the Company studied and clarified its understanding of the accounting of contracts that may be settled in the Company’s own stock, such as warrants, as equity of the entity or as an asset or liability as highlighted in the SEC Staff Statement, and implemented additional review procedures and enhanced its accounting policy related to the accounting for such contracts to determine proper accounting in accordance with GAAP as clarified by the SEC Staff Statement. Based on actions taken, as well as the evaluation of the design and operating effectiveness of these new controls, management believes that the material weakness has been remediated, subject to the ongoing evaluation of the design and operating effectiveness of these controls in connection with its annual assessment of internal control over financial reporting.

Changes in Internal Control

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal quarter ended June 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting other than the changes described above related to the material weakness related to the accounting for the warrants issued by SPACs.

PART II

ITEM 1. LEGAL PROCEEDINGS

We are engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of our business and have certain unresolved claims pending, the outcomes of which are not determinable at this time. We have insurance policies covering certain potential losses where such coverage is available and cost effective. In our opinion, any liability that might be incurred by us upon the resolution of any claims or lawsuits will not, in the aggregate, have a material adverse effect on our financial condition or results of operations.

ITEM 1A. RISK FACTORS

There have been no material changes from the risk factors as previously disclosed in Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the year ended December 31, 2020.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. OTHER INFORMATION

None.

ITEM 6. EXHIBITS

Exhibit No.	Exhibit Description	Form	Exhibit	Filing Date
10.1	Offer Letter, signed by Skillz Inc. and Ian Lee, dated May 1, 2021
10.2	Form of Restricted Stock Unit Award Agreement
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith.

**Submitted electronically with the report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the ninth day of August, 2021.

SKILLZ INC.

By:	/s/ Andrew Paradise
Name:	Andrew Paradise
Title:	Chief Executive Officer and Chairman